Exhibit 99.50

APHRIA INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc., (the “Company” or “Aphria”), is for the three months and six months ended November 30, 2017. It is supplemental to, and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the period ended November 30, 2017, as well as the financial statements and MD&A for the year ended May 31, 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. Additional information regarding Aphria Inc. is available on our website at www.aphria.com or through the SEDAR website at www.sedar.com.

In this MD&A, reference is made to “all-in” cost of sales, cash costs to produce, gross profit before fair value adjustments (previously referred to as adjusted gross profit), adjusted gross margin, adjusted EBITDA from operations, adjusted EBITDA from equity investee, adjusted EBITDA and strategic investments, which are not measures of financial performance under IFRS. The Company calculates each as follows:

•                       “All-in” cost of sales of dried cannabis per gram is equal to production costs less the costs of accessories less cannabis oil conversion costs (“cost of sales of dried cannabis”) plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as a benchmark of the Company against its competitors.

•                       Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less amortization and packaging costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash and post production expenses tied to our growing costs and provides a benchmark of the Company against its competitors.

•                       Gross profit before fair value adjustments is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                       Adjusted gross margin is gross profit before fair value adjustments divided by revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                       Adjusted EBITDA from operations is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus amortization of non-capital assets, plus impairment of intangible assets, plus (minus) bad debts (recovery), plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (profit) from equity investee, minus deferred gain on sale of intellectual property recognized, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on embedded derivatives, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations exclusive of its equity investee.

•                       Adjusted EBITDA (loss) from equity investee is calculated based on the same approach as outlined above for adjusted EBITDA from operations, based on the operations of its equity investee and pro-rated based on the Company’s percentage of ownership. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated from its equity investee’s operations.

•                       Adjusted EBITDA is adjusted EBITDA from operations plus (minus) adjusted EBITDA (loss) from equity investee. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

•                       Strategic investments are the total cash flows used in investing activities relating to investment in long-term investments and equity investees as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A is prepared as January 9, 2018.

COMPANY OVERVIEW

Aphria Inc. is continued in Ontario, the Company’s common shares are listed under the symbol “APH” on the Toronto Stock Exchange (“TSX”) and under the symbol “APHQF” on the United States OTCQB Venture Market exchange.

Pure Natures Wellness Inc. (o/a Aphria) (“PNW”), a wholly-owned subsidiary of the Company, is licenced to produce and sell medical marijuana under the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). PNW received its licence to produce and sell medical marijuana on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. PNW’s operations are based in Leamington, Ontario. The Leamington greenhouse facility provides Aphria with the opportunity to be a scalable low-cost producer of medical marijuana.

The Company is focused on producing and selling medical marijuana and its derivatives through a two-pronged growth strategy, including both retail sales and wholesale channels. Retail sales are primarily sold through Aphria’s online store as well as telephone orders. Wholesale shipments are sold to other ACMPR Licenced Producers.

INVESTOR HIGHLIGHTS

	Q2 - 2018	Q1 - 2018
Revenue	$8,504	$6,120
Kilograms equivalents sold	1,237.0	852.0
Cost of sales	$2,302	$(1,784)
Production costs	$2,746	$1,346
Cash cost to produce dried cannabis / gram[1]	$1.45	$0.95
“All-in” cost of sales of dried cannabis / gram[1]	$2.13	$1.61
Adjusted gross margin[1]	67.7%	78.0%
Adjusted EBITDA from operations[1]	$1,621	$1,699
Cash and cash equivalents & marketable securities	$171,942	$118,731
Working capital	$178,782	$135,128
Capital and intangible asset expenditures	$35,319	$23,704
Strategic investments[1]	$5,600	$20,131

[1] — Non-GAAP measure

•                  Retail & wholesale platforms

•                  Current production capacity equal to 9,000 kgs (annualized) production capability

•                  Short-term capacity upgrade to 30,000 kgs (annualized) production capability expected in next 6 months

•                  Mid-term capacity upgrade to 100,000 kgs (annualized) production capability expected in 14 months

•                  Long-term capacity available via additional 100 acre property in Leamington, Ontario and subsequent event for GrowCo investment (as further described below)

•                  No crop failures since inception

•                  Nine consecutive quarters of positive adjusted EBITDA

•                  Bought deal closed during the period for gross proceeds of $92,000 and bought deal closed subsequent to the reporting period for gross proceeds of $115,000

•                  Temporary increase in “all-in” cost of sales of dried cannabis per gram and cash cost to produce dried cannabis per gram due to longer than anticipated Health Canada approvals

•                  Strong executive team

•                  20+ years of Pharmaceutical experience

•                  35+ years of greenhouse growing experience

QUARTERLY HIGHLIGHTS

Operational highlights — Continued progress on expansion projects

The Company continues to work towards the completion of its Part III and Part IV fully capitalized expansion projects. The construction of both the 200,000 and 700,000 sq. ft. state-of-the-art greenhouse facilities are progressing as scheduled with the first sale expected in May 2018 from Part III and January 2019 from Part IV. Upon completion of both projects, at 1,000,000 sq. ft. of cumulative greenhouse growing space the Company anticipates 100,000 kgs in annualized production capacity. Further, on September 29, 2017, the Company received approval for its recently completed four Level 9 vaults, each with a maximum allowable storage capacity of 3,125 kgs. The economies of scale achieved as a result of the completion of these expansion projects as well as the approval of the additional vault space will further promote Aphria’s commitment to being a low-cost producer in the industry.

Aphria reports ninth consecutive quarter of positive adjusted EBITDA from operations

The Company reported adjusted EBITDA, as defined above, of $1,621 for the quarter. This marks the ninth consecutive quarter where the Company has reported positive adjusted EBITDA. The Company has recorded total adjusted EBITDA of $6,670 for the trailing twelve-month period.

Aphria reports retained earnings in the current quarter

As a result of its cumulative net earnings to date exceeding its historical losses, Aphria reported retained earnings of $17,373 as at November 30, 2017. The Company remains as one of less than a handful of publicly-traded licenced producers to achieve this milestone.

Investment in Green Tank Holdings Corp.

During the quarter, the Company entered a subscription agreement with Green Tank Holdings Corp. (“Green Tank”) for the purchase of 98,425 common shares, for a total cost of $650 (USD$500).

Additional investment in Nuuvera Corp.

During the quarter, the Company entered into a subscription agreement with Nuuvera Corp. for the purchase of an additional 1,980,000 common shares, for a total cost of $4,950.

Closing of bought deal financing

During the quarter, the Company closed its bought deal financing. Under the bought deal, the Company issued 12,689,675 common shares for net proceeds of $86,661 after accounting for underwriting, legal and other costs. The Company plans to use the proceeds primarily to fund International strategic investments, including direct investment, construction or acquisition of production facilities in new markets, located in federal legal markets (specifically excluding the United States), all related to cannabis production facilities; strategic investments to enhance the Company’s product offerings or cultivation capabilities; construction or acquisition of domestic retail facilities for distribution of cannabis under the Cannabis Act (Canada), in those provinces which may allow it; construction or acquisition of domestic production facilities, if required to support provincialism within the Cannabis Act (Canada); and general corporate purposes.

Legislative changes to minimum wages in Ontario and its impact on Aphria

The Ontario provincial government passed legislation which will result in the legislative minimum wage increasing to $14.00, effective January 1, 2018 and to $15.00 per hour effective January 1, 2019. The minimum wage increase to $14.00 will increase the Company’s wages, across all lines of its business, by $600 per annum. If this increase had been in effect in the current quarter, the Company’s “all-in” cost of sales of dried cannabis per gram would have increased by approximately $0.12 per gram.

The minimum wage increase to $15.00, based on current employee counts and wage levels, is expected to increase the Company’s wages, across all lines of its business, by $300 per annum, when it comes into effect in January 2019.

FAIR VALUE MEASUREMENTS

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the twelfth week of growth. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation to recognize the eventual fair value of the plant. At the time of harvest, the accumulated cost of each plant is based on the number of grams harvested and the Company increases the cost value to its full fair value less costs to sell.

As at November 30, 2017, the Company’s harvested cannabis and cannabis oil, as detailed in Note 6, and biological assets, as detailed in Note 7 of its financial statements, are as follows:

	November 30,	August 31,
	2017	2017
Harvested cannabis - at cost	$1,712	$945
Harvested cannabis - fair value increment	3,472	1,761
Harvested cannabis trim - at cost	651	395
Harvested cannabis trim - fair value increment	1,416	849
Cannabis oil - at cost	518	586
Cannabis oil - fair value increment	511	987
Biological assets - at cost	1,001	1,679
Biological assets - fair value increment	397	1,755
Cannabis products - at fair value	$9,678	$8,957

In an effort to increase transparency, the Company’s biological assets are carried at cost plus fair value increments of $0.65, $1.29, $1.94 and $2.51 per gram for weeks 13, 14, 15 and 16, respectively. Harvested cannabis, harvested cannabis trim and cannabis oil are carried at fair values of $3.75 per gram, $3.00 per gram and $0.625 per mL, respectively. The individual components of fair values are as follows:

	November 30,	August 31,
	2017	2017
Harvested cannabis - at cost - per gram	$1.24	$1.17
Harvested cannabis - fair value increment - per gram	$2.51	$2.58
Harvested cannabis trim - at cost - per gram	$0.94	$0.94
Harvested cannabis trim - fair value increment - per gram	$2.06	$2.06
Cannabis oil - at cost - per mL	$0.31	$0.23
Cannabis oil - fair value increment - per mL	$0.32	$0.40

COST PER GRAM

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Three months ended
	November 30,	August 31,
“All-in” cost of sales of dried cannabis per gram	2017	2017

Production costs	$2,746	$1,346
Add (less):
Cost of accessories	$(61)	$(37)
Cannabis oil conversion costs	$(54)	$(41)
Increase in plant inventory	$—	$100
Adjusted “All-in” cost of sales of dried cannabis	$2,631	$1,368

Gram equivalents sold during the quarter	1,236,954	851,999

“All-in” cost of sales of dried cannabis per gram	$2.13	$1.61

During the quarter, the Company experienced a temporary increase in its “all-in” costs of sales of dried cannabis per gram. In an effort to bring an increased supply of cannabis to its patients as soon as possible after obtaining Health Canada approval of its Part II expansion, the Company transferred less than ideal aged vegetative plants into the expansion upon receiving the approval. The plants transferred were older than we traditionally transfer, as we dealt with a longer than expected approval process. The impact of transferring older plants was a decrease in yield. The yield decrease spread our actual costs across lower harvest yields resulting in significant amount of unabsorbed overhead, which was expensed in the quarter.

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Three months ended
	November 30,	August 31,
Cash costs to produce dried cannabis per gram	2017	2017

Adjusted “All-in” cost of sales of dried cannabis	$2,631	$1,368

Less:
Amortization	$(500)	$(389)
Packaging costs	$(333)	$(170)
Cash costs to produce dried cannabis	$1,798	$809

Gram equivalents sold during the quarter	1,236,954	851,999

Cash costs to produce per gram	$1.45	$0.95

RESULTS OF OPERATIONS

Revenue

Revenue for the three months ended November 30, 2017 was $8,504 versus $5,227 in the same period of the prior year and $6,120 in the first quarter of fiscal 2018.

The increase in revenue from the same period in the prior year was largely related to the continued growth of both wholesale shipments and onboarded patients offset by an increase in grams sold through wholesale channels at a lower average selling price per gram equivalent. The increased grams sold through wholesale channels were available because of the increased production related to the Company’s Part II expansion and reduction in retail purchases (on a per gram basis) by veterans, as a result of the previously announced changes to VAC’s reimbursement policies (“VAC Policy”) for veterans.

The increase in revenue during the quarter from the prior quarter was largely related to:

•                  Continued acceleration of patient onboarding, including sales of 113,079 gram equivalents to patients on-boarded in the quarter;

•                  Continued growth of sales to existing patients, including sales of 694,875 gram equivalents to patients on-boarded prior to the quarter;

•                  Wholesale orders to other Licensed Producers of 429,000 grams;

•                  Maintained the percentage of cannabis oil sold for retail sales, at a higher average price than dried cannabis, at 33.7%; and,

•                  Increased average retail selling price (excluding wholesale) during the period from $7.91 to $8.10.

These factors were partially offset by an increase in grams sold through wholesale channels at a lower average selling price per gram. As a result of the changes to the VAC Policy, the Company recorded sales of approximately $1.9 million to veterans in the quarter. This was an increase of approximately $0.2 from the previous three months, versus an increase of approximately $0.6 million in the prior year for the same comparative periods.

Gross profit and gross margin

The gross profit for the three months ended November 30, 2017 was $6,202, compared to $4,121 in the same quarter in the prior year and $7,903 in the previous quarter. The increase in gross profit from the prior year is consistent with the much larger patient base over the prior year offset by the increased production costs per gram equivalent and the increase in the fair value adjustment for biological assets against the decrease in average selling price per gram equivalent.

The gross profit for the three months ended November 30, 2017 decreased to $6,202, compared to $7,903 in the prior quarter, as shown below:

	Three months ended
	November 30,	August 31,
	2017	2017

Revenue	$8,504	$6,120

Production costs	2,746	1,346

Gross profit before fair value adjustments	5,758	4,774

Fair value adjustment on sale of inventory	2,671	1,136
Fair value adjustment on growth of biological assets	(3,115)	(4,265)
	(444)	(3,129)

Gross profit	$6,202	$7,903
Gross margin	72.9%	129.1%

Cost of sales currently consist of three main categories: (i) production costs (formerly defined as cost of goods sold) and, (ii) fair value adjustment on sale of inventory and (iii) fair value adjustment on growth of biological assets:

(i) Production costs include the direct cost of materials and labour related to the medical cannabis sold. This would include growing, cultivation and harvesting costs, stringent quality assurance and quality control, cannabis oil processing costs, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of medical cannabis. All medical cannabis shipped and sold by Aphria has been grown and produced by the Company.

(ii) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the net effect of the non-cash fair value adjustment of inventory sold in the period.

(iii) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the net effect of the non-cash fair value adjustment of biological assets (medical cannabis) produced and sold in the period. In an effort to increase transparency, management deems it necessary to disclose that inventory of harvested cannabis (Note 7 — Consolidated financial statements for the three months and six months ended November 30, 2017) consists of harvested cannabis, harvested cannabis trim and cannabis oil, of which harvested cannabis is carried at a value of $3.75 per gram, harvested cannabis trim is carried at $3.00 per gram and cannabis oil is carried at $0.625 per mL (6mL of cannabis oil is equivalent to 1 gram of dried product).

Management believes that the use of non-cash IFRS adjustments in calculating gross profit and gross margin can be confusing due to the large value of non-cash fair value metrics required. Accordingly, management believes the use of gross profit before fair value adjustments and adjusted gross margin provides a better representation of performance by excluding non-cash fair value metrics required by IFRS.

Gross profit before fair value adjustments and adjusted gross margin are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s gross profit before fair value adjustments and adjusted gross margin as compared to IFRS for the three months ended November 30, 2017:

	Three months ended		Three months ended
	November 30, 2017		November 30, 2017
	(IFRS)	Adjustments	(Adjusted)

Revenue	$8,504	$—	$8,504

Production costs	2,746	—	2,746
Fair value adjustment on sale of inventory	2,671	(2,671)	—
Fair value adjustment on biological assets	(3,115)	3,115	—
	2,302	444	2,746

Gross profit	$6,202	$(444)	$5,758
Gross margin	72.9%		67.7%

The following is the Company’s gross profit before fair value adjustments and adjusted gross margin as compared to IFRS for the six months ended November 30, 2017:

	Six months ended		Six months ended
	November 30, 2017		November 30, 2017
	(IFRS)	Adjustments	(Adjusted)

Revenue	$14,624	$—	$14,624

Production costs	4,092	—	4,092
Fair value adjustment on sale of inventory	3,807	(3,807)	—
Fair value adjustment on biological assets	(7,380)	7,380	—
	519	3,573	4,092

Gross profit	$14,105	$(3,573)	$10,532
Gross margin	96.5%		72.0%

Selling, general and administrative

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development and impairment of intangible asset. These costs increased by $3,713 to $7,348 from $3,635 in the same quarter in the prior year and increased $7,240 to $13,869 from $6,629 in the six-month period of the prior year.

Selling, general and administrative costs

	Three months ended		Six months ended
	November 30,		November 30,
	2017	2016	2017	2016
General and administrative	$1,973	$1,225	$3,708	$2,184
Share-based compensation	2,200	251	4,709	455
Selling, marketing and promotion	2,819	1,819	4,767	3,200
Amortization	276	251	515	452
Research and development	80	89	170	338
	$7,348	$3,635	$13,869	$6,629

General and administrative costs

	Three months ended		Six months ended
	November 30,		November 30,
	2017	2016	2017	2016
Executive compensation	$354	$205	$660	$417
Consulting fees	63	35	158	79
Office and general	567	417	1,119	708
Professional fees	480	134	697	240
Salaries and wages	317	263	725	488
Travel and accomondation	168	146	304	219
Rent	24	25	45	33
	$1,973	$1,225	$3,708	$2,184

The increase in general and administrative costs during the quarter was largely related to an increase in:

•                  Executive and director compensation as a result of changes in our executive and director compensation as described in our Management Information Circular dated September 11, 2017;

•                  Salaries and wages and office and general as a result of increased activity within the business over the same period in the prior year;

•                  Professional fees, predominantly comprised of legal costs, associated with various negotiations and reviews of current and potential business relationships necessary to sustain growth of the Company, including recurring costs related to our listing on the TSX.

Share-based compensation

The Company recognized share-based compensation expense of $2,200 for the three months ended November 30, 2017 compared to $251 for the prior year. Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is consistent with the increase in stock options vesting during the respective period. The Company issued 813,000 in the current period compared to 1,145,000 in the same period of the prior year. Of the stock options granted in the quarter, 337,662 vested in the quarter.

For the six months ended November 30, 2017, the Company incurred share-based compensation of $4,709 as opposed to $455 for the prior year. The increase in share-based compensation is consistent with the increase in stock options vesting during the respective period. The Company issued 2,078,000 in the current period compared to 1,568,000 in the same period of the prior year. Of the stock options granted in the quarter, 1,109,328 vested in the quarter.

Selling, marketing and promotion costs

For the three months ended November 30, 2017, the Company incurred selling, marketing and promotion costs of $2,819, or 33.1% of revenue versus $1,819 or 34.8% of revenue in the comparable prior period. These costs related to patient acquisition and ongoing patient maintenance, the Company’s call centre operations, shipping costs, marketing department, as well as the development of promotional and information materials. Patient acquisition and ongoing patient maintenance costs include payments to individual clinics to perform medical studies as well as reimbursement of operating costs incurred by clinics on the Company’s behalf. The increase in selling, marketing and promotion cost is directly correlated with the increase in patient and sales volumes over the comparable period.

For the six months ended November 30, 2017, the Company incurred selling marketing and promotion costs of $4,767 or 32.6% of revenue, as opposed to $3,200 or 33.3% of revenue, in the comparable prior period. The increase in costs in the six-month period is consistent with the increase in the three-month period.

Amortization

The Company incurred amortization charges of $276 for the three months ended November 30, 2017 compared to $251 for the same period in the prior year. The increase in amortization charges are a result of the capital expenditures made during the prior fiscal year and being put in to use during the current fiscal year.

The Company incurred amortization charges of $515 for the six months ended November 30, 2017 compared to $452 for the same period in the previous year. The increase for the six month period is consistent with the increase for the three month period.

Research and development

Research and development costs of $80 were expensed during the three months ended November 30, 2017 compared to $89 in same period last year. These relate to costs associated with process validation of the Company’s internal chemistry and micro biology labs, as well as researching different aspects of genetics. The Company also has continued experimenting with different growing methods and methods of extraction of cannabis oils and related derivatives for future commercialization.

For the six months ended November 30, 2017, the Company incurred research and development costs of $170 as opposed to $338 in the same period in the previous year.

Non-operating items

	Three months ended		Six months ended
	November 30,		November 30,
	2017	2016	2017	2016
Consulting revenue	$183	$—	$476	$—
Foreign exchange gain	282	—	131	—
Gain (loss) on marketable securities	55	—	(1,691)	—
(Loss) gain on sale of capital assets	—	—	(7)	11
(Loss) gain on dilution of ownership in equity investee	(16)	—	7,535	—
Loss from equity investee	(441)	—	(9,281)	—
Deferred gain on sale of intellectual property recognized	233	—	467	—
Finance income, net	1,432	196	1,912	292
Unrealized gain on embedded derivatives	95	—	628	—
Gain on long-term investments	6,075	263	25,157	263
	$7,898	$459	$25,327	$566

During the quarter, The Company contracted an independent third party to perform a formal valuation of both Copperstate and CSF as at August 31, 2017, to determine the fair value of its investment in both entities. The independent valuator used a discount cash flow method in determining the fair value of both Copperstate and CSF. As a result of the valuation, the Company increased the fair value of its investments in Copperstate by approximately $23,125 of which $22,188 was recorded in the previous three months.

Net income

The Company recorded net income for the three months ended November 30, 2017 of $6,455 or $0.05 per share as opposed to net income of $945 or $0.01 per share in the same period of the prior year.

The Company recorded net income for the six months ended November 30, 2017 of $21,496 or $0.15 per share as opposed to net income of $1,840 or $0.02 per share in the same period of the prior year.

Adjusted EBITDA

Adjusted EBITDA from operations is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA from operations as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus amortization of non-capital assets, plus impairment of intangible assets, plus (minus) bad debts (recovery), plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (profit) from equity investee, minus deferred gain on sale of intellectual property recognized, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on embedded derivatives, plus (minus) unrealized loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management, all as follows:

	Three months ended		Six months ended
	November 30,		November 30,
	2017	2016	2017	2016
Net income	$6,455	$945	$21,496	$1,840
Income taxes	297	—	4,067	—
Finance income, net	(1,432)	(196)	(1,912)	(292)
Amortization	776	479	1,404	934
Share-based compensation	2,200	251	4,709	455
Fair value adjustment on sale of inventory	2,671	1,233	3,807	2,572
Fair value adjustment on growth of biological assets	(3,115)	(1,307)	(7,380)	(3,107)
Disposition and usage of bearer plants	—	33	3	47
Allowance for bad debts	52	22	65	76
Loss from equity investee	441	—	9,281	—
Deferred gain on sale of intellectual property recognized	(233)	—	(467)	—
Loss (gain) on dilution of ownership in equity investee	16	—	(7,535)	—
Loss (gain) on sale of capital assets	—	—	7	(11)
Foreign exchange gain	(282)	—	(131)	—
Loss (gain) on marketable securities	(55)	—	1,691	—
Unrealized gain on embedded derivatives	(95)	—	(628)	—
Gain on long-term investments	(6,075)	(263)	(25,157)	(263)
Adjusted EBITDA from operations	$1,621	$1,197	$3,320	$2,251

	Three months ended		Six months ended
	November 30,		November 30,
	2017	2016	2017	2016
Adjusted EBITDA from operations	$1,621	$1,197	$3,320	$2,251
Adjusted EBITDA loss from equity investee	(731)	—	(1,406)	—
Adjusted EBITDA	$890	$1,197	$1,914	$2,251

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from operations for the period decreased by $1,743 from cash flow generated in operations of $2,158 in the six-month period of the prior year to cash flow generated in operations of $415 in the current three-month period. The decrease in cash flow generated from operations is primarily a result of:

•                 Increase in non-cash working capital of approximately $3,747, comprised primarily of increased HST receivable, inventory and prepaid assets offset by increased accounts payable and accrued liabilities.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at November 30, 2017, Aphria maintained $116,087 of cash and cash equivalents on hand plus $55,855 in liquid marketable securities, compared to $98,615 in cash and cash equivalents at November 30, 2016 and $79,910 in cash and cash equivalents plus $87,347 in liquid marketable securities at May 31, 2017. Liquid sources of cash increased $73,327 in the twelve-month period and increased $53,212 in the quarter.

Working capital provides funds for the Company to meet its operational and capital requirements. As at November 30, 2017, the Company maintained working capital of $178,782. Management expects the Company to have adequate funds available on hand to meet the Company’s planned growth and expansion of facilities over the next 12 months.

Capital and intangible asset expenditures

For the three months ended November 30, 2017, the Company invested $59,023 in capital and intangible assets, of which $388 are considered maintenance CAPEX and the remaining $58,635 growth CAPEX, related to the property acquisitions and the Company’s Part III and Part IV Expansions.

Financial covenants

The Company met its financial covenants at all times since they have come into effect. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

In April 2017, the Company indemnified the landlord of the office space to be used by its equity investee, Liberty Health Sciences Inc.

During the previous fiscal year, the Company terminated its lease commitment for rental of greenhouse and warehouse space in conjunction with the purchase of the 265 Talbot St. West property. The Company continues to lease office space from a related party. The lease commitment ends December 31, 2018 with the option to renew for two additional 5 year periods. As disclosed previously, the Company has agreed to contribute an additional $1,300 to Green Acre Capital Fund. The Company has a lease commitments until September 2019 and August 2020 for the use of two motor vehicles.

Minimum payments payable over the next five years are as follows:

	Payments due by period
		Less than 1
	Total	year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related commitments	$53,893	$34,531	$19,362	$—	$—
Operating leases	40	37	3	—	—
Motor vehicle leases	69	29	40	—	—
Long-term debt	31,830	790	1,723	4,317	25,000
Total	$85,832	$35,387	$21,128	$4,317	$25,000

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the period.

Share capital

Aphria has the following securities issued and outstanding, as at January 9, 2018:

			Exercisable
	Presently		& in-the-
	outstanding	Exercisable	money	Fully diluted
Common stock	161,165,319	—	—	161,165,319
Warrants	2,839,872	2,839,872	2,839,872	2,839,872
Stock options	7,098,741	5,191,516	5,191,516	5,191,516
Fully diluted				169,196,707

*Based on closing price on January 9, 2018

QUARTERLY RESULTS

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the first quarter of fiscal 2018, ended November 30, 2017. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2017 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Feb/17	May/17	Aug/17	Nov/17
Revenue	$5,119	$5,718	$6,120	$8,504
Net income (loss)	4,950	(2,593)	15,041	6,455
Earnings (loss) per share - basic	0.04	(0.02)	0.11	0.05
Earnings (loss) per share - fully diluted	0.04	(0.02)	0.10	0.04

	Feb/16	May/16	Aug/16	Nov/16
Revenue	$2,680	$2,776	$4,376	$5,227
Net income	4	1,302	895	945
Earnings per share - basic	0.00	0.02	0.01	0.01
Income per share - fully diluted	0.00	0.02	0.01	0.01

RELATED PARTY BALANCES AND TRANSACTIONS

Prior to going public, the Company funded operations through the support of related parties. Since going public, the Company has continued to leverage the purchasing power of these related parties for certain of its growing related expenditures. Through these related parties, Aphria can leverage the purchasing power for growing related commodities and labour, which provides the Company with better rates than if Aphria was sourcing these on its own. These transactions are measured at their exchange amounts. The balance owing from related parties as at November 30, 2017 was $nil (May 31, 2017 - $464). These amounts were due upon demand and are non-interest bearing. These parties are related as they are corporations that are controlled by certain officers and directors of the Company (Mr. Cole Cacciavillani and Mr. John Cervini).

During the three and six months ended November 30, 2017, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $54 and $93 (2016 - $72 and $267). Included in this amount was rent of $9 and $17 charged during the three and six months ended November 30, 2017 (2016 - $8 and $33).

The Company funded the start-up costs and operations of Liberty Health Sciences Inc., a related party through an equity investment.

ISSUERS WITH U.S. CANNABIS-RELATED ACTIVITIES

On October 16, 2017, the Canadian Securities Administrators published Staff Notice 51-352 Issuers with U.S. Marijuana-Related Activities (the “Staff Notice”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the U.S. as permitted within a particular state’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents.

Also on October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review.

As a result of the Company’s investments in certain U.S. entities (as described herein), Aphria is properly subject to the Staff Notice and accordingly provides the following disclosure:

Nature of U.S. Investments:

Liberty Health Sciences Inc. (Florida)

In May 2017, Aphria invested $25,000 into DFMMJ Investments, Ltd. (“DFMMJ”), which would acquire all or substantially all of the assets of Chestnut Hill Tree Farm LLC, (“Chestnut”) through its subsidiary DFMMJ Investments, LLC, and subsequently amalgamate into a subsidiary of SecureCom Mobile Inc. (“SecureCom”), a public company listed on the Canadian Securities Exchange, as part of a business combination. The funds, when combined with an additional $35,000 raised in a brokered private placement led by Clarus Securities Inc., were invested and used in an entity renamed Liberty Health Sciences Inc. On July 20, 2017, DFMMJ completed its business combination with SecureCom through a reverse takeover acquisition. Upon the completion of the transaction, Liberty consolidated its issued and outstanding common shares and other securities on the basis of three pre-consolidation common shares held for one post-consolidation common share. As a result of the three-for-one exchange, Aphria now holds 106,864,102 common shares of Liberty, a reporting issuer on the Canadian Securities Exchange, representing a 37.6% ownership. Liberty, through its subsidiary, is licensed to produce and sell medical cannabis in the State of Florida through the Florida Department of Health, Office of Compassionate Use under the provisions of the Compassionate Medical Cannabis Act of 2014. Further, the Company has agreed to license the Aphria medical brand to Liberty, in exchange for a 3% perpetual royalty on all sales of cannabis and related products. There is not an event that requires regulatory approval by the Florida Department of Health with respect to the Company’s license to Liberty. The Company only licenses its name and branding to Liberty and Liberty cultivates its own product in Florida.

Copperstate Farms, LLC & Copperstate Farms Investors, LLC (Arizona)

On October 27, 2016, Aphria entered into an intellectual property transfer agreement with Copperstate Farms, LLC (“Copperstate”), a licensed producer and seller of medical cannabis under the Arizona Medical Marijuana Act. Copperstate maintains a 40-acre, high-tech, Dutch-style greenhouse facility in Snowflake, Arizona. Copperstate is one of the largest medical cannabis greenhouse facilities in Arizona. Under the terms of the agreement, Aphria received 5,000 membership units in Copperstate in exchange for a promissory note valued at US$1,300 (the “Promissory Note”). Aphria also licensed certain of its intellectual property, to be delivered over a two-year term, to Copperstate in exchange for quarterly cash payments, equivalent to the value of the required quarterly payment on the Promissory Note, effectively offsetting each other. In addition, Aphria made a direct cash contribution of US$1,300 to the parent company of Copperstate, Copperstate Farms Investors, LLC (“CSF”), in return for 2,600 membership units in CSF. The transaction was subject to TSXV approval and received final approval from the TSXV on December 21, 2016. Prior to receiving such final approval, Aphria acquired an additional 2,600 membership units in CSF, increasing its ownership in CSF to 5,200 membership units. On March 27, 2017, Aphria made an additional investment of US$3,000 in CSF, for an additional 6,000 membership units.

On July 26, 2017, the Company purchased an additional 2,668 additional membership units of CSF for US$1,334. Further, the Company lent CSF US$2,000 in exchange for a senior secured convertible loan, as well as an additional US$666 as a note payable with no set terms of repayment. The note payable has been repaid in full. The convertible debenture bears interest at 9%, is due on May 15, 2018 and includes the right to convert the debenture into membership units at US$500 per unit. The loan is pre-payable at any time by CSF; no principal payments are due prior to the Maturity Date. If at least US$500 of the outstanding loan balance is not repaid by February 28, 2018, then an automatic conversion would be triggered for US$500, plus any accrued but unpaid interest, net of any repayments towards the principal, of the loan balance at US$500 per unit. If the outstanding loan balance has not been repaid before the Maturity Date, an automatic conversion would be triggered for the remaining loan balance at US$500 per unit. The convertible loan is secured by a first charge on CSF’s greenhouse assets and real property located in Snowflake, Arizona.

The increase in fair value in Copperstate between May 31 and November 30, 2017 was comprised of several factors, including: (i) the closing of a private placement on August 3, 2017, wherein the membership units of Copperstate were available for purchase at a discount to market up until such date; (ii) Copperstate completing its first commercial harvests and confirming its ability to complete a commercial harvest; (iii) Copperstate completing its first sale of commercial harvests, including confirming a wholesale price at which its product could be sold in the Arizona market; and (iv) business investments related to entering into the concentrate markets as opposed to remaining focused solely on the flower market, thereby changing Copperstate’s financial forecasts.

As at May 31, 2017, the Company performed its fair value assessment of Copperstate. In calculating that fair value, the Company applied a basic valuation tenet: that a party will not pay more for an identical asset than it can acquire it from a different party at a lower price (the “Valuation Tenet”). On May 31, 2017, Copperstate’s original private placement remained open with membership units available at $500 per unit directly from Copperstate. Multiple parties at arm’s-length to the Company purchased membership units at the price of $500 per unit as late as August 3, 2017. Applying the Valuation Tenet, since a third party could acquire units at $500 each from Copperstate, they would not pay the Company more than $500 a unit, the Company calculated the fair value of Copperstate based on this $500 amount. At August 31, 2017 with the private placement now closed, a third party would not be able to acquire the units at $500 from Copperstate and, accordingly, would be forced to purchase them from the Company or an existing membership unit holder at market value (fair value). As part of this process, the Company engaged an independent third party to perform a valuation of Copperstate. That valuation was used to calculate the fair value of the Company’s investment in Copperstate, key valuation assumptions included a discount rate of 13%, terminal EBITDA multiple of 7 and the probability that cannabis remains a Schedule I drug of 90%.

Enforcement of U.S. Federal Laws

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the ACMPR, in the United States, cannabis is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 29 states, plus the District of Columbia, Puerto Rico and Guam that have legalized cannabis in some form. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the Controlled Substances Act (the “CSA”) and as such, violates federal law in the United States.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice never provided specific guidelines for what regulatory and enforcement systems it deemed sufficient under the Cole Memorandum standard. On February 14, 2014, in conjunction with DOJ policies set forth in the Ogden-Cole Memos, the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) released guidance to banks clarifying Bank Secrecy Act expectations for financial institutions seeking to provide services to cannabis-related business (“FinCEN Guidance”). While the FinCEN Guidance made clear that it did not alter in any way DOJ’s authority to enforce federal law, it placed enhanced due diligence obligations on banks transacting with cannabis-related businesses, and offered a pathway for banks to provide financial services to such businesses.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit, however, he disagreed that it had been implemented effectively and, on January 4, 2017, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memo”) that rescinded the Cole Memorandum. The Sessions Memo rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to marijuana enforcement, including the First and Second Cole Memos, on the basis that they are unnecessary, given the well-established principles governing federal prosecution that already in place. Those principals are included in chapter 9.27.000 of the U.S. Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

The result of the rescission of the Cole Memorandum is that federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute marijuana activities despite the existence of state-level laws that may be inconsistent with federal prohibitions; however, discretion is still given to the federal prosecutor to weigh all relevant considerations of the crime, including the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community. No direction was given to federal prosecutors as to the priority they should ascribe to such activities, and resultantly it is uncertain how active federal prosecutors will be in relation to such activities. Furthermore, Attorney General Jeff Sessions’s statement in relation to the rescission of the Cole Memorandum (the “Sessions Memorandum”) did not discuss the treatment of medical cannabis by federal prosecutors. As it pertains to the FinCen guidance, while it was based upon the Cole Memorandum which was recently rescinded, it has not been terminated or rescinded by the United States Treasury Department to date, and thus remains in force. The Treasury Department has not released any additional guidance since the Sessions’s Memorandum was released, and until additional guidance is provided it is unknown how federal banking regulators will react to the Session’s Memorandum and the status of the FinCen Guidance.

Medical cannabis is currently protected against enforcement by enacted legislation from U.S. Congress in the form of the Rohrabacher-Blumenauer Amendment (as defined below) which similarly prevents federal prosecutors from using federal funds to impede the implementation of medical marijuana laws enacted at the state level, and said amendment remains in force today via the continuing resolutions that have been passed. Additionally, the Rohrabacher-Blumenauer language is presently included in the Senate version of the Department of Justice Appropriations bill that will be voted upon by Congress in January 2018. Due to the ambiguity of the Sessions Memorandum in relation to medical cannabis, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law, however medical operators are still entitled to the protections of the Rohrabacher-Farr legislation which has been utilized by medical operators to enjoin attempted prosecutions. Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, and also divert the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company.

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

U.S. Enforcement Proceedings

The United States Congress has passed appropriations bills each of the last three years that included the Rohrabacher Amendment Title: H.R.2578 — Commerce, Justice, Science, and Related Agencies Appropriations Act, 2016, which by its terms does not appropriate any federal funds to the U.S. Department of Justice for the prosecution of medical cannabis offenses of individuals who are in compliance with state medical cannabis laws. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business — even those that have fully complied with state law—could be prosecuted for violations of federal law. If Congress restores funding, the United States government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Ability to Access Public and Private Capital

The Company has historically, and continues to have, robust access to both public and private capital in Canada in order to support its continuing operations. This is evidenced by the Company’s consistent ability to access public capital on separate occasions. The Company has had cannabis-related activities in the U.S. since 2015, including the Copperstate transaction, which was approved by the TSXV prior to its closing. As disclosed earlier in August of this year, the Company’s Common Shares have traded on the TSX and previously the TSX Venture Exchange for three years during which time the Company has raised over $331 million from investors by way of six offerings by short form prospectus. In addition to certain Canadian Schedule 1 banks accepting deposits from entities positioned in the legal medical cannabis sectors, there are also a number of credit unions that have historically provided, and continue to provide, debt financings in this space. More particularly, the Company itself has previously closed a suite of financings with one of the largest credit unions in Ontario in amounts totaling approximately $30,000 and at interest rates below 4%. The Company has never needed to access public equity capital in the United States. All capital requirements have been adequately met in Canada and the Company expects that to continue.

In respect of Liberty and Copperstate, the Company has limited means to cause these subsidiaries to access capital as they each have their own boards and management that make such decisions largely independent of the Company. Each of Liberty and Copperstate has been successful in raising private capital with and without the participation of the Company. Liberty and Copperstate have each undertaken private placements. We are not aware of any inability of either Liberty or Copperstate to continue as a going concern, irrespective of their ability to access public equity capital.

Regulation of Medical Cannabis in Florida

Liberty is licensed to produce and sell medical cannabis in the State of Florida through the Florida Department of Health, Office of Medical Marijuana Use under the provisions of the Senate Bill 8A, Fla. Stat. 386.981 et seq. The Florida Department of Health issued the license (the “Liberty License”) to Chestnut on November 23, 2015 and Liberty acquired the rights to the Liberty License on May 23, 2017 via the exclusive management agreement entered into between Liberty and Chestnut. On September 28, 2017, the Florida Department of Health, Office of Medical Marijuana Use, approved the transfer of the Liberty License to DFMMJ, the wholly-owned subsidiary of Liberty, which now solely owns and is entitled to utilize the License in Florida.

The Liberty License permits the sale of low THC cannabis (now grandfathered to produce and sell high THC cannabis) and medical cannabis to treat a number of medical conditions in the State of Florida which are delineated in Florida Statutes section 386.981. Under the terms of the Liberty License, Liberty is permitted to sell medical cannabis only to qualified medical patients that are registered with the state. Only certified physicians who have successfully completed a medical cannabis educational program can register patients and their medical cannabis orders on the Florida Office of Compassionate Use Registry. Liberty maintains an open and collaborative relationship with the Florida Department of Health and Liberty’s operations are in full compliance with all laws and regulations.

Under the Liberty License, Liberty can operate up to 25 dispensaries statewide. Currently, the dispensaries can be in any geographic location within the state as long as the local municipality’s zoning regulations authorize such a use and/or the proposed site is zoned for a pharmacy use and is not within 500 feet of a church or school. In the State of Florida, only cannabis that is grown in the state can be sold in the state. As Florida is a vertically integrated system, Liberty (and other licensees) is required to cultivate, harvest, process and sell/dispense/deliver its own medical cannabis products. The state also allows Liberty to make a wholesale purchase of medical cannabis from, or a distribution of medical cannabis to, another licensed dispensing organization within the state. At the present time, Liberty’s principal products include cannabis oil in capsule, oral solution, sublingual solution, and vaporizer forms due to regulatory restrictions on the sale of dry flower in the state.

Regulatory Framework

The State of Florida Statutes 381.986(8)(a) provides a regulatory framework that requires licensed producers, which are statutorily defined as “Medical Marijuana Treatment Centers” (“MMTC”), to both cultivate, process and dispense medical cannabis in a vertically integrated marketplace.

Licensing Requirements

Licenses issued by the Department of Health, Office of Medical Marijuana Use (the “Department”) may be renewed biennially so long as the licensee meets requirements of the law and pays a renewal fee. License holders can only own one license and MMTC’s can operate up to a maximum of 25 dispensaries throughout the State of Florida. Applicants must demonstrate (and licensed MMTC’s must maintain) that: (i) they have been registered to do business in the State of Florida for the previous five years, (ii) they possess a valid certificate of registration issued by the Florida Department of Agriculture, (iii) they have the technical and technological ability to cultivate and produce cannabis, including, but not limited to, low-THC cannabis, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of all raw materials, finished products, and any byproducts to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably located to dispense cannabis to registered qualified patients statewide or regionally as determined by the Department, (vii) they have the financial ability to maintain operations for the duration of the 2-year approval cycle, including the provision of certified financial statements to the department, (viii) all owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, and ensure that a medical director is employed to supervise the activities of the MMTC, and (ix) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees.

Upon approval of the application by the Department, the applicant must post a performance bond of up to US$5 million, which may be reduced by meeting certain criteria.

Dispensary Requirements

An MMTC may not dispense more than a 70-day supply of cannabis. The MMTC employee who dispenses the cannabis must enter into the registry his or her name or unique employee identifier. The MMTC must verify that: (i) the qualified patient and the caregiver, if applicable, each has an active registration in the registry and active and valid medical cannabis use registry identification card, (ii) the amount and type of cannabis dispensed matches the physician certification in the registry for the qualified patient, and (iii) the physician certification has not already been filled. An MMTC may not dispense to a qualified patient younger than 18 years of age, only to such patient’s caregiver. An MMTC may not dispense or sell any other type of cannabis, alcohol, or illicit drug-related product, except a cannabis delivery device as specified in the physician certification. An MMTC must, upon dispensing, record in the registry: (i) the date, time, quantity and form of cannabis dispensed, (ii) the type of cannabis delivery device dispensed, and (iii) the name and registry identification number of the qualified patient or caregiver to whom the cannabis delivery device was dispensed. An MMTC must ensure that patient records are not visible to anyone other than the patient, caregiver, and MMTC employees.

Security Requirements for Cultivation, Processing and Dispensing Facilities

With respect to security requirements for cultivation, processing and dispensing facilities, an MMTC must maintain a fully operational alarm system that secures all entry points and perimeter windows, and is equipped with motion detectors, pressure switches, and duress, panic and hold-up alarms. The MMTC must also have a 24-hour video surveillance system with specified features. MMTCs must retain video surveillance recordings for at least 45 days, or longer upon the request of law enforcement. An MMTC’s outdoor premises must have sufficient lighting from dusk until dawn.

An MMTC’s dispensing facilities must include a waiting area with sufficient space and seating to accommodate qualified patients and caregivers and at least one private consultation area and such facilities may not display products or dispense cannabis or cannabis delivery devices in the waiting area and may not dispense cannabis from its premises between the hours of 9:00 p.m. and 7:00 a.m. but may perform all other operations and deliver cannabis to qualified patients 24-hours a day.

Transportation and Storage Requirements

Cannabis must be stored in a secured, locked room or a vault. An MMTC must have at least two employees, or two employees of a security agency, on the premises at all times where cultivation, processing, or storing of cannabis occurs. MMTC employees must wear an identification badge and visitors must wear a visitor pass at all times on the premises. An MMTC must report to law enforcement within 24 hours after the MMTC is notified of or becomes aware of the theft, diversion or loss of cannabis. A cannabis transportation manifest must be maintained in any vehicle transporting cannabis or a cannabis delivery device. The manifest must be generated from the MMTC’s seed-to-sale tracking system and must include the: (i) departure date and time, (ii) name, address, and license number of the originating MMTC, (iii) name and address of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the MMTC employees delivering the product. Further, a copy of the transportation manifest must be provided to each individual, MMTC that receives a delivery. MMTCs must retain copies of all cannabis transportation manifests for at least three years. Cannabis and cannabis delivery devices must be locked in a separate compartment or container within the vehicle and employees transporting cannabis or cannabis delivery devices must have their employee identification on them at all times. Lastly, at least two people must be in a vehicle transporting cannabis or cannabis delivery devices, and at least one person must remain in the vehicle while the cannabis or cannabis delivery device is being delivered.

Department Inspections

The Department shall conduct announced or unannounced inspections of MMTCs to determine compliance with the laws and rules. The Department shall inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The Department shall conduct at least a biennial inspection of each MMTC to evaluate the MMTC’s records, personnel, equipment, security, sanitation practices, and quality assurance practices.

Regulation of Medical Cannabis in Arizona

Copperstate is a licensed producer and seller of medical cannabis under the Arizona Medical Marijuana Act, 2010 (the “Act”). In 2010, Arizona voters approved Proposition 203, an initiative which legalized the medial use of cannabis. The Arizona Department of Health Services (“ADHS”) established the Arizona Department of Health Services Medical Marijuana Program (“MMJ Program”), which includes a vertically integrated license, meaning if allocated a Medical Marijuana

Dispensary Registration Certificate (“Dispensary License”), entities are authorized to dispense and cultivate medical cannabis. Each Dispensary License allows the holding entity to operate one on-site cultivation facility, and one off-site cultivation facility which can be located anywhere within the State of Arizona. An entity holding a Dispensary License is required to file an application to renew with the ADHS on an annual basis, which must also include audited annual financial statements. While a Dispensary License may not be sold, transferred or otherwise conveyed, Dispensary License holders are permitted to contract with third parties to provide various services related to the ongoing operation, maintenance and governance of its dispensary and/or cultivation facility so long as such contracts do not violate the requirements of the Act or the MMJ Program.

Regulatory Framework

Arizona citizens adopted the Arizona Medical Marijuana Act (“AMMA”) via citizens’ initiative in November 2010. The AMMA is codified in Arizona Revised Statutes (“ARS”) § 36-2801 et. seq. The AMMA also appointed the Arizona Department of Health Services (“AZDHS”) as the regulator for the program and authorized AZDHS to promulgate, adopt and enforce regulations for the AMMA. These AZDHS Regulations are embodied in the Arizona Administrative Code (“AAC”) Title 9 Chapter 17 (the “Rules”). ARS § 36-2801(11) defines a “nonprofit medical cannabis dispensary” as not-for-profit entity that acquires, possesses, cultivates, manufactures, delivers, transfers, transports, supplies, sells or dispenses cannabis or related supplies and educational materials to cardholders (a “Dispensary”).

Licensing Requirements

In order for an applicant to receive a Dispensary Registration Certificate (a “Certificate”) they must: (i) fill out an application on the form proscribed by AZDHS, (ii) submit the applying entity’s articles of incorporation and by-laws, (iii) submit fingerprints for each principal officer or board member of the applicant for a background check to exclude felonies, (iv) submit a business plan and policies and procedures for inventory control, security, patient education, and patient recordkeeping that are consistent with the AMMA and the Rules to ensure that the Dispensary will operate in compliance and (v) designate an Arizona licensed physician as the Medical Director for the Dispensary. Certificates are renewed annually so long as the Dispensary is in good standing with AZDHS and pays the renewal fee and submits an independent third party financial audit.

Approval to Operate

Once an applicant has been issued a Certificate, they are allowed to establish one physical retail dispensary location, one cultivation location which is co-located at the dispensary’s retail site (if allowed by local zoning) and one additional off-site cultivation location. None of these sites can be operational, however, until the Dispensary receives an approval to operate from AZDHS for the applicable site. This approval to operate requires: (i) an application on the AZDHS form, (ii) demonstration of compliance with local zoning regulations, (iii) a site plan and floor plan for the applicable property, and (iv) an in-person inspection by AZDHS of the applicable location to ensure compliance with the Rules and consistency with the Dispensary’s applicable policies and procedures.

Security Requirements for Dispensary Facilities

Any Dispensary facility (both retail and cultivation) must abide by the following security requirements: (i) ensure that access to the facilities is limited to authorized Dispensary Agents who are in possession of a Dispensary Agent card, (ii) equip the facility with: (a) intrusion alarms and surveillance equipment, (b) exterior and interior lighting to facilitate surveillance, (c) at least one 19-inch monitor for surveillance and a video capable of printing a high resolution still image, (d) high resolution video cameras at all points of sale, entrances, exits, and limited access areas, both in and around the building, (e) 30 days’ video storage, (f) failure notifications and battery backups for the security system and (g) panic buttons inside each building.

Transportation Requirements

Dispensaries may transport medical cannabis between their own sites or between their sites and another Dispensary’s sites and must comply with the following Rules: (i) prior to transportation, the Dispensary’s agent must complete a trip plan showing: (a) the name of the dispensary agent in charge of transporting the cannabis, (b) the date and start time of the trip, (c) a description of the cannabis, cannabis plants, or cannabis paraphernalia being transported; and (d) the anticipated route of transportation, (ii) during transport the Dispensary Agent shall: (a) carry a copy of the trip plan at all times, (b) use a vehicle with no medical cannabis identification, (c) carry a cell phone, and (d) ensure that no cannabis is visible, and (iii) Dispensaries must maintain trip plan records.

AZDHS Inspections and Enforcement

AZDHS may inspect a facility at any time upon five days’ notice to the Dispensary. However, if someone has alleged that the Dispensary is not in compliance with the AMMA or the Rules, AZDHS may conduct an unannounced inspection. AZDHS will provide written notice to the Dispensary of any violations found during any inspection and the Dispensary then has 20 working days to take corrective action and notify AZDHS.

AZDHS must revoke a Certificate if a Dispensary: (i) operates before obtaining approval to operate a dispensary from the Department, (ii) dispenses, delivers, or otherwise transfers cannabis to an entity other than another dispensary with a valid dispensary registration certificate issued by the Department, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card, (iii) acquires usable cannabis or mature cannabis plants from any entity other than another dispensary with a valid dispensary registration certificate issued by the Department, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card, or (iv) if a principal officer or board member has been convicted of an excluded felony offense.

Furthermore, AZDHS may revoke a Certificate if a Dispensary does not: (i) comply with the requirements of the AMMA or the Rules, (ii) implement the policies and procedures or comply with the statements provided to the Department with the dispensary’s application.

Compliance of U.S. Investments

Liberty is in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Florida, including but not limited to the Financial Crimes Enforcement Network memorandum issued by the Treasury Department in February of 2014 (“FinCEN Memo”). The FinCEN Memo provides instructions to banks seeking to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Liberty maintains a banking relationship in Florida, with a certain bank that is in full compliance with the Treasury Department’s federal rules and regulations as they pertain to a state approved cannabis business. More specifically, and as further detailed above, Liberty is licensed to operate as a “medical cannabis treatment center” under applicable Florida law pursuant to the terms of the Liberty License issued by the Florida Department of Health, Office of Compassionate Use under the provisions of the Compassionate Medical Cannabis Act of 2014. The Liberty License grants Liberty the authority to possess, cultivate, process, dispense and sell medical cannabis in the State of Florida. Liberty has not experienced any material non-compliance nor has been subject to any notices of violation by the Florida Department of Health, Office of Medical Marijuana Use.

Copperstate is in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Arizona. As further detailed above, Copperstate is a licensed producer and seller of medical cannabis under the Act and is compliant with the rules, requirements and reporting standards of the MMJ Program with respect to the ongoing operation and governance of its dispensary/cultivation facility. In addition, Copperstate maintains a banking relationship in Arizona with a certain bank that is in full compliance with the Treasury Department’s federal rules and regulations as they pertain to a state approved cannabis business. Copperstate has not experienced any material non-compliance nor has been subject to any notices of violation by the ADHS.

The Company understands that each of Liberty and Copperstate has implemented measures designed to ensure compliance with applicable U.S. state laws on an ongoing basis, including:

•                  weekly correspondence and updates with advisors;

•                  development of standard operating procedures;

•                  appropriate employee training for all standard operating procedures; and

•                  subscription to monitoring programs with large banks to monitor and ensure compliance with the FinCEN Memo.

The Company confirms that the U.S. cannabis-related activities of each of Liberty and Copperstate and to the best of the Company’s knowledge, each Non-Material Investee are conducted in a manner consistent with the U.S. federal enforcement priorities articulated in the currently rescinded Cole Memorandum and to the best of the Company’s knowledge each of the Non-Material Investees are in compliance with licensing requirements and applicable state regulatory frameworks.

INDUSTRY TRENDS AND RISKS

The Company’s overall performance and results of operations are subject to a number of risks and uncertainties. The economic, industry and risk factors discussed in our Annual Report, each in respect of the year ended May 31, 2017 and in our Short Form Prospectus, dated December 22, November 1, 2017 and February 17, 2017, remain substantially unchanged in respect of the three months and six months ended November 30, 2017. The more significant of which are reported below.

Risks Related to the United States

The Company maintains multiple investments in U.S.-based entities who participate at multiple levels in the U.S. marijuana industry. The Board has undertaken to consider, evaluate, assess and provide additional disclosure on any risks there may be to investors as a result of certain investments in entities involved with medical marijuana in the United States. Outlined below is a summary of certain risks that the Board has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company’s future public disclosure.

In light of recent announcements, the TSX may initiate delisting reviews for companies with U.S. assets more expeditiously than it would have previously, in the absence of such announcements.

On October 16, 2017, the TSX provided clarity regarding the application of the Requirements to applicants and TSX-listed issuers in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that amount other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. In order to comply with the Requirements, the Company may be required to effect one or more reorganizations, restructurings, transactions or series of transactions, which may include a divesture of U.S. cannabis assets.

While marijuana is legal in many US state jurisdictions, it continues to be a controlled substance under the United States federal Controlled Substances Act

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Access to Cannabis for Medical Purposes Regulations, investors are cautioned that in the United States, marijuana is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 29 states, plus the District of Columbia, Puerto Rico and Guam that have legalized marijuana in some form, including Arizona and Florida as noted above in connection with the investments in both Copperstate Farms LLC, and Copperstate Farms Investors, LLC

(together referred to as “Copperstate”) and Liberty. Notwithstanding the permissive regulatory environment of medical marijuana at the state level, marijuana continues to be categorized as a Schedule I controlled substance under the Controlled Substances Act (the “CSA”) in the United States and as such, violates federal law in the United States.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of marijuana offenses of individuals who are in compliance with state medical marijuana laws. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business—even those that have fully complied with state law—could be prosecuted for violations of federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical marijuana licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of marijuana laws may be subject to change or may not proceed as previously outlined

As a result of the conflicting views between state legislatures and the federal government regarding marijuana, investments in marijuana businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of marijuana as a controlled substance at the federal level in the United States, several US states have enacted laws relating to marijuana for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of marijuana offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing marijuana in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of marijuana, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice never provided specific guidelines for what regulatory and enforcement systems it deemed sufficient under the Cole Memorandum standard.

On February 14, 2014, in conjunction with DOJ policies set forth in the Ogden-Cole Memos, the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) released guidance to banks clarifying Bank Secrecy Act expectations for financial institutions seeking to provide services to cannabis-related business (“FinCEN Guidance”). While the FinCEN Guidance made clear that it did not alter in any way DOJ’s authority to enforce federal law, it placed enhanced due diligence obligations on banks transacting with cannabis-related businesses, and offered a pathway for banks to provide financial services to such businesses.

In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit, however, he disagreed that it had been implemented effectively and on January 4, 2017, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memo”) that rescinded the Cole Memorandum. The Sessions Memo rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to marijuana enforcement, including the First and Second Cole Memos, on the basis that they are unnecessary, given the well-established principles governing federal prosecution that already in place. Those principals are included in chapter 9.27.000 of the U.S. Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

The result of the rescission of the Cole Memorandum is that federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute marijuana activities despite the existence of state-level laws that may be inconsistent with federal prohibitions; however, discretion is still given to the federal prosecutor to weigh all relevant considerations of the crime, including the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community. No direction was given to federal prosecutors as to the priority they should ascribe to such activities, and resultantly it is uncertain how active federal prosecutors will be in relation to such activities. Furthermore, Attorney General Jeff Sessions’s statement in relation to the rescission of the Cole Memorandum (the “Sessions Memorandum”) did not discuss the treatment of medical cannabis by federal prosecutors. As it pertains to the FinCen guidance, while it was based upon the Cole Memorandum which was recently rescinded, it has not been terminated or rescinded by the United States Treasury Department to date, and thus remains in force. The Treasury Department has not released any additional guidance since the Sessions’s Memorandum was released, and until additional guidance is provided it is unknown how federal banking regulators will react to the Session’s Memorandum and the status of the FinCen Guidance.

Medical cannabis is currently protected against enforcement by enacted legislation from U.S. Congress in the form of the Rohrabacher-Blumenauer Amendment (as defined below) which similarly prevents federal prosecutors from using federal funds to impede the implementation of medical marijuana laws enacted at the state level, and said amendment remains in force today via the continuing resolutions that have been passed. Additionally, the Rohrabacher-Blumenauer language is presently included in the Senate version of the Department of Justice Appropriations bill that will be voted upon by Congress in Jnauary 2018. Due to the ambiguity of the Sessions Memorandum in relation to medical cannabis, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law, however medical operators are still entitled to the protections of the Rohrabacher-Farr legislation which has been utilized by medical operators to enjoin attempted prosecutions. Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, and also divert the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company.

The Board has informed its decision to authorize and approve the investments in Copperstate and Liberty based on the guidelines outlined in the Cole Memorandum and despite the recession of the Cole Memorandum, believes that the risk of federal prosecution and enforcement is currently unlikely. However, unless and protections for medical cannabis are memorialized in federal legislation, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the FinCen Memo provided instructions to banks seeking to provide services to marijuana-related businesses. The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to marijuana-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on marijuana-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memo. However, the Sessions Memo rescinding the Cole Memorandums does not have an impact on the FinCen Memo and as of today’s date, the FinCen Memo has not been withdrawn or rescinded.

In the event that any of the Company’s investments, or any proceeds thereof, or any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, in the event that a determination was made that the investments in Copperstate or Liberty (or any future investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

As of the date hereof, following discussions with its legal counsel, the Company is not aware of any violation of the above noted statutes as a result of its investments in Copperstate and Liberty and has no reason to believe that such investments may be constituted as, whether directly or indirectly, money laundering or proceeds of crime. However, any future exposure to money laundering or proceeds of crime could subject the Company to financial losses, business disruption and damage to the Company’s reputation. In addition, there is a risk that the Company may be subject to investigation and sanctions by a regulator and/or to civil and criminal liability if the Company has failed to comply with the Company’s legal obligations relating to the reporting of money laundering or other offences.

The Company’s investments in the United States may be subject to heightened scrutiny

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Government policy changes or public opinion may also result in a significant influence over the regulation of the marijuana industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical marijuana in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical marijuana, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Aphria or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies.

Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risks Inherent in an Agricultural Business

Aphria’s business involves the growing of medical marijuana, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Aphria expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production

Reliance on a Single Facility

To date, Aphria’s activities and resources have been primarily focused on the premises in Leamington, Ontario. Aphria expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the existing facility could have a material and adverse effect on Aphria’s ability to continue producing medical marijuana, its business, financial condition and prospects.

Third Party Transportation

In order for customers of Aphria to receive their product, Aphria must rely on third party mail and courier services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by Aphria. Any delay by third party transportation and/or rising costs associated with these services may adversely affect Aphria’s financial performance. Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on Aphria’s business, financials and prospects. Any such breach could impact Aphria’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Product Liability

As a distributor of products designed to be ingested by humans, Aphria faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of Aphria’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Aphria’s products alone or in combination with other medications or substances could occur. Aphria may be subject to various product liability claims, including, among others, that Aphria’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Aphria could result in increased costs, could adversely affect Aphria’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of Aphria. There can be no assurances that Aphria will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Aphria’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aphria’s products are recalled due to an alleged product defect or for any other reason, Aphria could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aphria may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aphria has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Aphria’s significant brands were subject to recall, the image of that brand and Aphria could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aphria’s products and could have a material adverse effect on the results of operations and financial condition of Aphria and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of Aphria’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Aphria may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Aphria to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Information technology systems and cyber-attacks

Aphria has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Aphria has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Reliance on the Licence

Aphria’s ability to grow, store and sell medical marijuana in Canada is dependent on maintaining its licence with Health Canada. Failure to comply with the requirements of the licence or any failure to maintain its licence would have a material adverse impact on the business, financial condition and operating results of Aphria. Although Aphria believes it will meet the requirements of the ACMPR for extension of the licence, there can be no guarantee that Health Canada will extend or renew the licence or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licence or should it renew the licence on different terms, the business, financial condition and results of the operation of Aphria would be materially adversely affected.

Reliance on Veterans Affairs Canada (“VAC”) medical cannabis reimbursement policies

As the Company has previously disclosed, VAC reimburses certain medical cannabis purchases for eligible retired Canadian Armed Forces veterans. The current reimbursement policy includes a 3 gram per day limit, subject to certain exceptions, and a $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although as discussed elsewhere in this MD&A, veteran sales have decreased over the prior quarter. As the Company grows larger and, more particularly, if and when adult recreational use of cannabis is implemented by the Federal Government, the Company anticipates that veteran patients will become less and less material to its overall sales as a relative percentage. However, should VAC further amend its reimbursement policies prior to the introduction of adult recreational use of cannabis, the Company may be materially adversely affected.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2017, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended November 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SUBSEQUENT EVENTS

Subsequent to quarter-end, TS BrandCo Holdings Inc. announced that it merged with DOJA Cannabis Company Ltd. and was to rename the reporting issuer Hiku Brands Company Ltd. The Company contributed $10,000 as an equity investment in Hiku Brand Company Ltd. on the same date.

Subsequent to quarter-end, the Company entered a purchase and sale agreement to acquire land, buildings and greenhouses at 225 and 231 Talbot Street West, Leamington, Ontario for $5,250. The Company anticipates the transaction closing before the end of the next quarter.

Subsequent to quarter-end, the Company closed a bought deal and issued 8,363,651 common shares for gross proceeds of $115,000.

Subsequent to quarter-end, the Company entered a strategic relationship with Double Diamond Farms to form a corporation, internally identified as GrowCo. GrowCo is to be capitalized with $10,200 of seed capital from Aphria and $9,800 of seed capital from Double Diamond Farms. GrowCo is to enter into a purchase and sale agreement with Double Diamond Farms to acquire 100 acres of land, including almost 32 acres of greenhouses. GrowCo is expected to require $80,000 to $100,000 of capital to complete the purchase and sale agreement and the necessary retrofits of the greenhouses to legally grow cannabis. GrowCo anticipates securing bank financing for a portion of the capital required. Any remaining capital needs will be loaned by Aphria to GrowCo.

Subsequent to quarter-end, the Company funded an additional $500 of its $2,000 commitment to Green Acre Capital Fund. Cumulative contributions to Green Acre Capital Fund is $1,200.

This MD&A contains forward-looking statements within the meaning of applicable securities legislation with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, general economic and market conditions, investment performance, financial markets, legislative and regulatory changes, technological developments, catastrophic events and other business risks. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•                  the intended expansion of the Company’s facilities and receipt of approval from Health Canada to complete such expansion;

•                  the expected cost to produce a gram of dried cannabis;

•                  the expected cost to process cannabis oil;

•                  the anticipated future gross margins of the Company’s operations; and,

•                  The Company’s investments in the United States, the characterization and consequences of those investments under Federal Law, and the framework for the enforcement of medical marijuana and marijuana-related offenses in the United States.